FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of July 2011.

Total number of pages: 6

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec and its Subsidiary Complete Acquisition of Sanyo Seimitsu Shares and Announce Outline of New Subsidiaries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2011
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
Senior General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
Senior General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on July 1, 2011, in Kyoto, Japan

Nidec and its Subsidiary Complete Acquisition of Sanyo Seimitsu Shares and Announce Outline of New Subsidiaries

Nidec Corporation (NYSE: NJ, “Nidec”) today announced that the previously announced acquisition of all of the outstanding shares in Sanyo Seimitsu Co., Ltd. (“Sanyo Seimitsu”) from Sanyo Electric Co., Ltd. (“Sanyo Electric”) was completed on July 1, 2011 (the “Closing Date”).  Nidec previously announced on December 9, 2010 that it had agreed with Sanyo Electric to purchase the shares in Sanyo Seimitsu from Sanyo Electric, and that it had entered into a share purchase agreement with Sanyo Electric to effect such transaction.  (For more information, please see the press release captioned “Nidec to Acquire Shares in Sanyo Seimitsu Co., Ltd.”, dated December 9, 2010.)

Although Nidec originally planned to acquire all of the outstanding shares in Sanyo Seimitsu, Nidec acquired 85.5%, and Nidec Copal Corporation (“Nidec Copal”) acquired 14.5%, of the outstanding shares of Sanyo Seimitsu.

In addition, although the previously announced target closing date for the share acquisition was April 1, 2011, the closing has been delayed until today due to delays in obtaining the necessary regulatory approvals.

As a result of the share acquisition, the following acquired companies became Nidec’s subsidiaries, as outlined below:

1.

Outline of New Subsidiaries

1

Company Names

•

Japan:

NIDEC SEIMITSU CORPORATION (“Nidec Seimitsu”)

•

China:

SANYO Motor Technology (Shenzhen) Co., Ltd. (expected to become a subsidiary on September 1, 2011, and to be renamed “NIDEC SEIMITSU MOTOR TECHNOLOGY (SHENZHEN) CO., LTD.” in April 2012)

•

China：

SANYO Motor Parts (Shenzhen) Co., Ltd. (expected to be renamed “NIDEC SEIMITSU MOTOR PARTS (SHENZHEN) CO., LTD.” after the Closing Date)

•

China：

SANYO Motor Technology (Dongguan) Co., Ltd. (expected to be renamed “NIDEC SEIMITSU MOTOR TECHNOLOGY (DONGGUAN) CO., LTD.” in February 2012)

•

Hong Kong：

NIDEC SEIMITSU (HONG KONG) CO., LTD. (expected to be established after the Closing Date)

•

Singapore：

SANYO Precision Singapore Pte. Ltd. (expected to be renamed “NIDEC SEIMITSU SINGAPORE PTE. LTD.” after the Closing Date)

•

Indonesia：

PT. SANYO Precision Batam (expected to be renamed “PT. NIDEC SEIMITSU BATAM” after the Closing Date)

•

U.S.A.：

NIDEC SEIMITSU AMERICA CORPORATION (expected to be established after the Closing Date)

2

Capital Structure

Nidec holds 85.5%, and Nidec Copal holds 14.5%, of the outstanding shares of Nidec Seimitsu.

3

Outline of Nidec Seimitsu

(1) Company Name:

NIDEC SEIMITSU CORPORATION

(2) Headquarters:

1771 Nakamaruko, Ueda City, Nagano, Japan

(3) Directors and Officers:

Representative Director and Chairman of the Board of Directors (non-executive):	Shigenobu Nagamori
Representative Director and President:	Toshiro Ikeuchi
Director and Senior Corporate Executive Officer:	Chiaki Sano
Director and Senior Corporate Executive Officer:	Ryoichi Nakayama
Director and Senior Corporate Executive Officer:	Masanori Kobayashi
Director and Corporate Executive Officer:	Yoshikazu Ito
Director and Corporate Executive Officer:	Hiroshi Sato
Director (non-executive):	Koichi Maeda
Corporate Auditor (part-time):	Tetsuo Inoue
Corporate Auditor (part-time):	Takashi Iwata

(4) Date of Establishment:

October 1974

(5) Total equity:

¥1,829 million

(6) Principal Places of Business:

China (Dongguan and Shenzhen), Indonesia (Batam), Singapore, Hong Kong and the U.S.A.

(7) Principal Businesses:

Development, manufacturing and sale of small precision DC motors (vibration and general motors)

(8) Employees:

281 (non-consolidated basis as of March 31, 2011)

8,110 (consolidated basis as of March 31, 2011)

The total number of employees on a consolidated basis is expected to increase to approximately 13,710 with approximately 5,600 employees of SANYO Motor Technology (Shenzhen) Co., Ltd. remaining employed upon SANYO Motor Technology (Shenzhen) becoming a subsidiary of Nidec Seimitsu.

(9) Recent unaudited pro-forma consolidated sales:

			(in millions of yen)
	Fiscal year ended March 31, 2009	Fiscal year ended March 31, 2010	Fiscal year ended March 31, 2011
Net sales*	28,321	23,196	26,449

*

On a pro-forma basis, excluding the contribution from the applied products and EMS businesses, which are not subject to the share acquisition.

2.

Future Operation Policy

Nidec Seimitsu’s strength is in small precision motor business, particularly vibration motors for mobile phones.

Recently, in the mobile phone market, there has been growing interest for feedback technology used in touch-screen mobile devices, including smart phones and tablet PCs, which are becoming increasingly popular.  Vibration motors are a key component for such products.  The market for vibration motors for applications in mobile devices is expected to continue to expand in the future.

By taking advantage of this market trend, and effectively using Nidec Seimitsu’s research and development capabilities in this application area and its sales capabilities, Nidec aims to improve Nidec Group’s competitiveness in the vibration motor market.

3.

Effect on Financial Performance for the Current Fiscal Year

Once we are able to determine the impact of the acquisition on our financial performance for the current fiscal year, we will make an appropriate disclosure pursuant to the rules of the Tokyo Stock Exchange, and announce any changes to our forecasts as required thereunder.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or current expectations of Nidec or other parties.  Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties.  Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the anticipated benefits of the transaction not being realized, shifts in technology or user preferences for particular technologies, and changes in business and economic environments.  Nidec does not undertake any obligation to update the forward-looking statements contained herein, nor to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law.

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